Tembec Inc.
C.P. 5000
Témiscaming (Québec) Canada
J0Z 3R0

PRESS RELEASE
Source:	Tembec Inc.

Contacts:	Michel J. Dumas	John Valley
	Executive Vice President,	Executive Vice President,
	Finance & CFO	Business Development & Corporate Affairs
	Tel: 819-627-4268	Tel: 819-627-4387
	E-mail: michel.dumas@tembec.com	E-mail: john.valley@tembec.com

TEMBEC REPORTS FINANCIAL RESULTS FOR ITS THIRD QUARTER ENDED JUNE 30, 2007

Montreal, Quebec, August 2, 2007: Consolidated sales for the third quarter ended June 30, 2007, were $783 million, down from $862 million in the comparable period last year. The Company generated a net loss of $164 million or $1.91 per share compared to a net loss of $6 million or $0.08 per share in the corresponding quarter ended June 24, 2006. Earnings before unusual items, interest, income taxes, depreciation, amortization and other nonoperating expenses (EBITDA) was negative $7 million, as compared to EBITDA of $21 million a year ago and EBITDA of $17 million in the prior quarter.

The June 2007 quarterly financial results include an after-tax gain of $93 million or $1.09 per share relating to a gain on translation of foreign debt and an after-tax loss of $173 million or $2.02 per share relating to the asset impairment of a coated paper mill. After adjusting for these items and certain other items, the Company would have generated a net loss of $86 million or $1.00 per share. This compares to a net loss of $55 million or $0.65 per share in the corresponding quarter ended June 24, 2006, and a net loss of $58 million or $0.70 per share in the previous quarter. The impact of specific items on the Company’s financial performance is discussed further in the Management Discussion and Analysis (MD&A) of its financial results.

Business Segment Results

The Forest Products segment generated negative EBITDA of $21 million on sales of $212 million. This compares to negative EBITDA of $21 million on sales of $213 million in the prior quarter. The sales decrease of $1 million was caused primarily by lower selling prices for SPF lumber partially offset by higher shipments. US $ reference prices for random lumber increased by approximately US $5 per mbf while stud lumber increased by US $22 per mbf. The increases in US $ reference prices were not enough to offset the negative impact of currency as the Canadian $ averaged US $0.913, a 7% increase from US $0.854 in the prior quarter. The net price effect was a decrease in EBITDA of $4 million or $12 per mbf. Margins were positively impacted by lower operating costs. The June quarter also saw improved profitability in Engineered wood as the summer period normally experiences increased activity. During the quarter, the Company incurred $5 million of lumber export taxes, unchanged from the prior quarter. Lumber export taxes are payable based on the recent agreement between Canada and the United States. Applicable export tax rates vary based upon selling prices. During the June quarter, the Company incurred a tax of 5% on Eastern shipments and 15% on Western shipments, unchanged from the prior quarter.

The Pulp segment generated EBITDA of $33 million on sales of $380 million for the quarter ended June 2007 compared to EBITDA of $43 million on sales of $382 million in the March 2007 quarter. Lower effective Canadian $ selling prices were offset by increased pulp shipments, primarily hardwood paper pulps. Reflecting the strength of the pulp market, Company inventories were at 20 days of supply at the end of June, down from 27 days at the end of the prior quarter. US $ reference prices increased for all grades of pulp. The increases in US $ reference prices were not enough to offset the negative impact of the stronger Canadian $. The net price effect was a decrease of $34 per tonne, decreasing EBITDA by $18 million. Margins were assisted by lower reported manufacturing costs. While the local currency costs of the French pulp mills remained relatively unchanged in Euros, the stronger Canadian $ resulted in a $5 million reduction in reported Canadian $ manufacturing costs. The prior quarter also included approximately $3 million of additional costs relating to an explosion in one of the two flash pulp dryers at the Temiscaming high-yield pulp mill. The explosion occurred in early February and the dryer was off-line for approximately one month. Total downtime in the June quarter was 13,700 tonnes versus 16,800 tonnes in the prior quarter. The latter amount included 12,400 of lost production associated with the aforementioned dryer explosion.

The Paper segment generated negative EBITDA of $12 million on sales of $199 million. This compares to breakeven EBITDA on sales of $209 million in the prior quarter. The sales decrease of $10 million was due to lower prices for all grades of paper, partially offset by increased shipments. US $ reference prices for newsprint and coated papers declined by US $23 per tonne and US $5 per short ton respectively. The reference price for coated bleached board increased by US $7 per short ton. Currency was the biggest pricing negative as the Canadian $ strengthened by 7% versus the US $. The net price effect was a decrease of $79 per tonne, decreasing EBITDA by $19 million. Lower reported manufacturing costs provided a partial offset to the decline in selling prices. While the US $ cost of the St. Francisville paper mill remained relatively unchanged, the stronger Canadian $ resulted in a $5 million reduction in reported manufacturing costs. Total downtime in the June quarter was 900 tonnes compared to 3,900 tonnes in the prior quarter. In June 2007, the Company announced that the coated paper mill located in St. Francisville, Louisiana, would be indefinitely idled as of the end of July. Despite efforts to restructure the operations, the mill’s financial performance has been extremely poor. During the most recent quarter, this facility accounted for the near totality of the $12 million of negative EBITDA.

Other

Liquidity at the end of June 2007 was $218 million. The Company continues with other initiatives to improve liquidity. The target for fiscal 2007 is to generate $100 million of additional liquidity through a combination of asset sales and increased working capital facilities. To date, a total of $78 million has been generated through these initiatives.

The Company is exploring strategic alternatives to improve its capital structure and enhance liquidity. Strategic alternatives under consideration include non-core asset sales, cost reduction initiatives, refinancing or repayment of debt and issuance of new debt or equity. The review of strategic alternatives is being undertaken by Tembec’s management and is being overseen by the Special Committee for Strategic Purposes and the Board of Directors. BMO Capital Markets is providing financial advice to Tembec. The Company remains focused on improving its operations in the context of a relatively difficult environment for forest products, while retaining a collaborative relationship with its customers, suppliers, and employees.

Mr. Gordon Lackenbauer has resigned from the Company’s Board of Directors. Mr. Lackenbauer had served as a director since the creation of the Company in 1973. "On behalf of the Board and the Company, I wish to thank Mr. Lackenbauer for the significant contributions he made to Tembec over the years," said James Lopez, President and Chief Executive Officer.

Outlook

Overall, the June quarterly operating results fell short of the Company’s expectations. The rapid appreciation of the Canadian $ and the Euro versus the US $ negatively impacted all of the Company’s business segments. While lumber prices did improve in the latter part of the quarter, it was from historically low levels. Looking ahead, pulp markets are expected to remain strong and price increases have already been announced for the September quarter. Newsprint and lumber will continue to be challenging as producers will need to adapt to relatively weak demand fundamentals. As for the Company, it will continue to focus on controllable items such as costs and operating efficiency, the key elements of its recovery plan. Management will also be expending considerable efforts to work with its financial advisors to develop and review potential strategic alternatives to address its current leveraged capital structure.

Tembec is a large, diversified and integrated forest products company. With operations principally located in North America and in France, the Company employs approximately 9,000 people. Tembec’s common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com

This press release includes "forward-looking statements" within the meaning of securities laws. Such statements relate to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as "anticipate", "estimate", "expect" and "project" or variations of such words. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in our periodic filings with securities regulatory authorities in Canada and the United States. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.